UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Industrial Logistics Properties Trust

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 par value per share

(Title of Class of Securities)

456237106

(CUSIP Number)

Mark Cohen

Stone House Capital Management, LLC

1019 Kane Concourse, Suite 202

Bay Harbor Islands, Florida 33154

(212) 543-1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456237106

1	NAME OF REPORTING PERSON

Stone House Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,500,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP No. 456237106

1	NAME OF REPORTING PERSON

SH Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,500,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 456237106

1	NAME OF REPORTING PERSON

Mark Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,500,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 456237106

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares of beneficial interest, $.01 par value per share (the “Common Shares”) of Industrial Logistics Properties Trust, a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2. Identity and Background

(a)                This Schedule 13D is jointly filed by and on behalf of each of Stone House Capital Management, LLC, a Delaware limited liability company (“Stone House”), SH Capital Partners, L.P., a Delaware limited partnership (“Partners”), and Mark Cohen (“Mr. Cohen” and collectively with Stone House and Partners, the “Reporting Persons”). Partners is the direct beneficial owner of the Common Shares covered by this statement. Stone House is the general partner and investment manager of, and may be deemed to beneficially own the Common Shares directly owned by, Partners. Mr. Cohen is the managing member of, and may be deemed to beneficially own the Common Shares beneficially owned by, Stone House.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Common Shares that he or it does not directly own.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)               The address of the principal business office of each of the Reporting Persons is c/o Stone House Capital Management, LLC, 1019 Kane Concourse, Suite 202, Bay Harbor Islands, Florida 33154.

(c)                The principal business of Partners is acquiring, holding and selling securities for investment purposes. The principal business of Stone House is serving as the general partner of, and investment manager to, Partners. The present principal occupation of Mr. Cohen is serving as the managing member of Stone House.

(d)               No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                The place of organization of each Reporting Person, other than Mr. Cohen, is listed in paragraph (a) of this Item 2. Mr. Cohen is a citizen of the United States of America.

5

CUSIP No. 456237106

Item 3. Source and Amount of Funds or other Consideration

The Common Shares purchased by Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,500,000 Common Shares directly owned by Partners is approximately $13,550,080, including brokerage commissions

Item 4. Purpose of Transaction

The Reporting Persons purchased the Common Shares based on the Reporting Persons’ belief that the Common Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to communicate with the Issuer’s management and board of directors (the “Board”) about and may enter into negotiations and agreements with them regarding a broad range of operational and strategic matters and to communicate with other shareholders or third parties.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer’s operations, management, organizational documents, composition of the Board, ownership, capital or corporate structure, sale transactions, dividend policy, strategy and plans. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Shares without affecting their beneficial ownership of the Common Shares. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)                The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The aggregate percentage of Common Shares reported owned by each person named herein is based upon 65,696,942 Common Shares outstanding as of July 21, 2023, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 25, 2023.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Common Shares that he or it does not directly own.

6

CUSIP No. 456237106

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)               Number of Common Shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.
(ii)	shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.
(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.
(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.

Partners is the direct beneficial owner of the securities covered by this Schedule 13D. Partners has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Common Shares owned by it.

As general partner of Partners, Stone House may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Common Shares directly beneficially owned by Partners. As of the date hereof, Stone House does not own any Common Shares directly and disclaims beneficial ownership of the Common Shares beneficially owned by Partners.

As the managing member of Stone House, Mr. Cohen may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Common Shares beneficially owned by Stone House. As of the date hereof, Mr. Cohen does not own any Common Shares directly and Mr. Cohen disclaims beneficial ownership of the Common Shares beneficially owned by Stone House.

As of the date hereof, no Reporting Person owns any Common Shares other than as set forth in this Item 5.

(c)                Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons during the past sixty days. All of such transactions were effected in the open market unless otherwise noted therein.

7

CUSIP No. 456237106

(d)               No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e)                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 31, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following is filed as an exhibit hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement, dated August 31, 2023.

8

CUSIP No. 456237106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023

STONE HOUSE CAPITAL MANAGEMENT, LLC

By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

SH CAPITAL PARTNERS, L.P.

By:	Stone House Capital Management, LLC
Its:	General Partner

By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

MARK COHEN

/s/ Mark Cohen

9

CUSIP No. 456237106

SCHEDULE A

Transactions in the Securities of the Issuer by the Reporting Persons During the Past 60 Days

SH CAPITAL PARTNERS, L.P.

Nature of the Transaction	Amount of Common Shares Purchased/(Sold)	Price ($)[1]	Date of Purchase/Sale
Purchase of Common Shares	250,000	4.0842[2]	07/13/2023
Purchase of Common Shares	133,735	3.8867[3]	07/20/2023
Purchase of Common Shares	16,265	3.9804[4]	07/21/2023
Purchase of Common Shares	100,000	4.0945[5]	07/26/2023
Purchase of Common Shares	100,000	3.7978[6]	08/02/2023
Purchase of Common Shares	75,080	3.9386[7]	08/11/2023
Purchase of Common Shares	124,920	4.0556[8]	08/14/2023
Purchase of Common Shares	142,406	3.9870[9]	08/15/2023
Purchase of Common Shares	57,594	3.8835[10]	08/16/2023
Purchase of Common Shares	135,429	3.8494[11]	08/18/2023
Purchase of Common Shares	619,111	4.0086[12]	08/21/2023
Purchase of Common Shares	511,706	4.1883[13]	08/22/2023
Purchase of Common Shares	233,754	4.4604[14]	08/23/2023

1 Excludes brokerage commissions.

2 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $3.7900 to $4.3000, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.

3 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $3.8450 to $3.9300, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.

4 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $3.9500 to $4.0100, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.

5 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $3.9250 to $4.3300, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.

6 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $3.7100 to $3.9000, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.

CUSIP No. 456237106

7 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $3.8500 to $3.9900, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.

8 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $3.9150 to $4.1000, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.

9 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $3.9200 to $4.0450, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.

10 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $3.8300 to $4.0400, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.

11 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $3.7000 to $3.9400, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.

12 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $3.8500 to $4.1000, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.

13 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $4.0500 to $4.2800, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.

14 Represents a weighted average price. These Common Shares were purchased in multiple transactions at prices ranging from $4.3200 to $4.5000, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price within the range set forth in this footnote.